

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2013

Via E-mail
Sandu Mazilu
President
Macco International Corp.
681 Zemes St, Com. Zemes,
Jud. Bacau, ZIP: 607690,
Romania

> **Re:** **Macco International Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 10, 2013**
> **File No. 333-188563**

Dear Mr. Mazilu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 6; Description of Business, page 20

1. We note your disclosure on page 6 that you anticipate "manufacturing new, customized machinery" but your disclosure on page 20 indicates that "[t]he objective of this corporation is to sell machineries and CNCs through a customer and broker database, without having to create and maintain an inventory." Please clarify if your business plan anticipates only reselling products manufactured by third parties or if you also intend to manufacture and sell your own products.

If you intend to manufacture your own products, it does not appear that you have officers or employees that have manufacturing experience. If true, please expand your risk factors as appropriate.

Directors, Executive Officers, Promoter and Control Persons, page 31

2.   Please indicate the date that Mr. Mazilu ended working as a machinery independent dealer or clarify whether he continues in this capacity. If Mr. Mazilu continues to work as a machinery independent dealer, please clarify how business opportunities will be identified and allocated between Macco International and his independent dealership. Please include risk factor disclosure as appropriate. If Mr. Mazilu no longer works as an independent dealer, please clarify how the conflict of interest you have disclosed could arise.

Statement of Cash Flows for the Period Ended May 31, 2013, page 47

3.   Please revise to exclude the $25,200 proceeds from sale of common stock in the three months period ended May 31, 2013, or otherwise tell us how this reconciles to the other financial statements and disclosures.

Notes to the Financial Statements, page 48

Comprehensive Income, page 49

4.   Please revise the first sentence to clarify your disclosures. Please also note and clarify in the respective audited financial statement footnote.

Exhibit 5.1 – Legality Opinion

5.   Given the currency limitation in the last sentence of the second to last paragraph of the opinion, please file an opinion dated the date upon which you intend your registration statement to be declared effective.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

6.   We note your response to our comment 19. However, we note the consent is not dated. Please amend to include a currently dated consent from your independent registered public accounting firm as required by Item 601(b)(23)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): David Lubin, Esq.
David Lubin & Associates, PLLC